Exhibit 99.1

AirMedia Announces Appointment of New Independent Directors

Beijing, China – August 13, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced the appointment of Mr. Dong Wen and Mr. Hua Zhuo by the board of directors of the Company (the “Board”) as independent directors, effective July 31, 2015, replacing Mr. Junjie Ding and Mr. Qunyao Gao after the expiration of the term of their service on the same day. In addition, the Board re-elected each of Messrs. Qing Xu, Songzuo Xiang and Peixin Xu as a director of the Company for an additional two-year term of office. The term of service of each of Messrs. Dong Wen, Hua Zhuo, Qing Xu, Songzuo Xiang and Peixin Xu will expire on July 31, 2017.

Herman Man Guo, AirMedia’s Chairman and Chief Executive Officer, said, “We are very pleased to have these new independent directors with us which will further strengthen our board’s knowledge and expertise in operations and Internet. Meantime, I would like to express our sincere appreciation for the valuable contributions of Mr. Junjie Ding and Mr. Qunyao Gao in their tenure as the Company’s directors.”

Mr. Hua Zhuo will also replace the roe of Mr. Junjie Ding as a member of the compensation committee of the Board.

Mr. Dong Wen has rich experience in retail management of furniture and home improvement materials as well as e-commerce and online payment. He is the general manager of the home furnishing business division of Leju Holdings Limited (NYSE: LEJU) since 2011. Prior to that, he worked as the CEO of Lianlian Technology Group for four years from 2007 to 2011, which is the largest channel management vendor for authorized third-party prepayment for China Mobile subscribers. From 2002 to 2007, Mr. Dong Wen worked as a senior vice president of B&Q China.

Mr. Hua Zhuo has worked as the chairman and president of Zhongyuan Guoxin Credit Financing Guarantee Co., Ltd. since 2003. Prior to that, he worked as the general manager at several other companies. Mr. Zhuo has reputable expertise in corporate management and operation in multiple industries. Mr. Hua Zhuo obtained his MBA degree from Peking University.

About AirMedia

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

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